January 1, 1998
Mr. Michael W. Johnson
987 Lost Angel Road
Boulder, CO  80302

Dear  Michael:
The Board of Directors of InfoNow Corporation (hereafter referred to as "the
Company") is pleased to offer you the opportunity to continue in the position of
President and Chief Executive Officer of InfoNow Corporation. This letter embodies the terms of our offer of employment to you:
TERM
The term of this agreement shall be 18 months.
BASE SALARY
Your base annual compensation will be $110,000 to be paid in 24 equal semi-monthly installments. At the end of 12 months, you will be granted a minimum raise of not less than 10 percent of your base annual compensation.
PERFORMANCE BONUS
Effective January 1, 1998, you will continue to be included in the Company's executive compensation program which will pay you a bonus based on defined financial performance targets as set forth in this agreement. The bonus will be based on the Company's earnings before interest, taxes, depreciation, amortization, and any other non-cash or non-operating extraordinary charges
(hereafter referred to as "modified EBITDA"), and Net Income (excluding extraordinary charges), unless changed by mutual consent. Bonus will be earned quarterly and paid in the month following the quarter close subject to available cash, as follows:
  $15,000 for achieving positive, quarterly modified EBITDA $25,000 for achieving positive, quarterly Net Income $40,000 for achieving quarterly Net Income of $200,000 or greater
  $50,000 for achieving quarterly Net Income of $400,000 or greater
EQUITY
You shall be eligible to receive options to purchase common stock of the
Company as authorized from time to time by the Board of Directors. All equity options shall be based on the incentive stock option plan of the Company in effect on March 1, 1996, or as subsequently modified.
All options granted to you during your employment and any performance based options not yet granted shall vest immediately upon a change in control of the
Company. A change of control includes, but is not limited to, the sale of assets or other reorganization, acquisition by an independent third-party of a controlling interest of the Company's stock, or a merger or consolidation in which the
Company is not the surviving or controlling entity.
In the event of a conflict between this document and your specific option agreements, such option agreements will take precedence. BENEFITS
The standard InfoNow benefits package will be extended to you.
LIFE INSURANCE
The Company will pay for a $500,000 term life policy payable to your estate in the event of your death during the term of this agreement, the premium of which is not to exceed $500.00 per year.
VACATION
The maximum allowed under current Company policy as amended from time to time following CEO recommendation and Board approval.

TERMINATION
The Company may terminate your employment for cause. The term "cause" in this agreement means your conviction of a felony or acts of fraud or flagrant dishonesty. In the event that the Company terminates you without cause, you will receive a one-time severance payment on the date of your termination equal to 75 percent of your annual base compensation under this Agreement and the
Company will immediately vest 50 percent of all unvested options granted to you.
Should the Company choose to not continue your employment on a basis acceptable to you beyond 18 months from the date of this Agreement, (1) you will be given notice of the Company's intent to not continue your employment at least 3 months prior to the end of this Agreement, and (2) you will be given a one-time severance payment equal to 50 percent of your annual base compensation under this Agreement.
BOARD POSITION
You shall maintain your position as a Director of the Company through the term of this Agreement, unless terminated for cause.

For the Board of Directors,

/s/ Duke Wentworth
Duke Wentworth, Chairman of
Compensation Committee

I have read and accept the terms and conditions of employment contained herein.

/s/ Michael W. Johnson                    January 1, 1998
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   Michael W. Johnson                          Date